One Stop Systems, Inc.

2235 Enterprise Street #110

Escondido, CA 92029

January 31, 2018

VIA EDGAR

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Jan Woo
Edwin Kim
David Edgar
Kathleen Collins

Re:	One Stop Systems, Inc. | Acceleration Request
Registration Statement on Form S-1, Amendment No. 2
File No. 333-222121

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, One Stop Systems, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-l, Amendment No. 2 (File No. 333-222121) (the “Registration Statement”) be accelerated so that it will become effective at 5:00 P.M. Eastern Time on Wednesday, January 31, 2018, or at such later time as the Company or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

The undersigned, on behalf of the Company, acknowledges the following:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel Dennis J. Doucette, Esq. of Procopio, Cory, Hargreaves & Savitch LLP at (858) 720-6322.

Sincerely,

ONE STOP SYSTEMS, INC.

/s/ Steve Cooper
Steve Cooper
President, Chief Executive Officer and Chairman

cc:	John W. Morrison, Jr., One Stop Systems, Inc.

Dennis J. Doucette, Procopio, Cory, Hargreaves & Savitch LLP

Christopher L. Tinen, Procopio, Cory, Hargreaves & Savitch LLP

Michael T. Raymond, Dickinson Wright PLLC

Bradley J. Wyatt, Dickinson Wright PLLC